

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Dr. Oliver Peoples
President and Chief Executive Officer
Yield10 Bioscience, Inc.
19 Presidential Way
Woburn, Massachusetts 01801

>   **Re: Yield10 Bioscience, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 30, 2023**
>   **File No. 333-273070**

Dear Dr. Oliver Peoples:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Nicholas O'Leary at 202-551-4451 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Industrial Applications and
>   Services

cc: Joel Papernik, Esq.